Exhibit 99.3

Management Report

The annual report, including the consolidated financial statements, and Management’s Discussion and Analysis (MD&A) is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit Committee comprising three directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2009.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) acquired on January 2, 2009. The assets and liabilities and results of operations from Jacques Whitford are included in the Company’s consolidated financial statements. The total assets of Jacques Whitford, on its acquisition date, were $162.0 million. These assets as a percentage of the Company's total assets, as at December 31, 2009, were 14.4%. The gross revenue earned by Jacques Whitford from its date of acquisition to December 31, 2009, constituted 14.8% of the Company's gross revenue for the year ended December 31, 2009.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2009, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, CMA
President & CEO	Senior Vice President & CFO
February 25, 2010	February 25, 2010

December 31, 2009
STANTEC INC.

Independent Auditors' Report on Financial Statements

To the Board of Directors and Shareholders of Stantec Inc.

We have audited the consolidated balance sheets of Stantec Inc. as of December 31, 2009 and 2008 and the consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 25, 2010

December 31, 2009
STANTEC INC.

Independent Auditors' Report on Internal Control Over Financial Reporting
(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) which are included in the 2009 consolidated financial statements of Stantec Inc. The total assets of Jacques Whitford, on its acquisition date constituted 14.4% of Stantec Inc.'s total assets at December 31, 2009. The gross revenue earned by Jacques Whitford from its date of acquisition to December 31, 2009, constitute 14.8% of Stantec Inc.'s gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of Jacques Whitford.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Stantec Inc. as at December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated February 25, 2010, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 25, 2010
December 31, 2009
STANTEC INC.

Consolidated Balance Sheets

	December 31	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS (note 8)
Current
Cash and cash equivalents	14,690	103,979
Cash held in escrow (note 2)	-	7,392
Accounts receivable, net of allowance for doubtful accounts of $9,395 (2008 – $11,597)	253,205	256,243
Costs and estimated earnings in excess of billings	95,794	75,602
Income taxes recoverable	12,144	7,647
Prepaid expenses	11,352	8,094
Future income tax assets (note 18)	15,518	15,265
Other assets (note 6)	6,550	6,503

Total current assets	409,253	480,725
Property and equipment (notes 1b and 3)	108,256	107,768
Goodwill (note 4)	468,814	446,818
Intangible assets (notes 1b and 5)	64,155	52,631
Future income tax assets (note 18)	23,940	20,786
Other assets (note 6)	49,127	36,158

	1,123,545	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 7)	167,175	189,360
Billings in excess of costs and estimated earnings	52,007	43,845
Income taxes payable	-	9,920
Current portion of long-term debt (note 8)	35,428	34,096
Future income tax liabilities (note 18)	15,643	13,920
Other liabilities (note 9)	13,558	8,868

Total current liabilities	283,811	300,009
Long-term debt (note 8)	198,769	215,113
Future income tax liabilities (note 18)	29,536	26,492
Other liabilities (note 9)	63,849	64,297

	575,965	605,911

Non-controlling interest in subsidiaries (note 10)	186	-

Commitments, contingencies, and guarantees (notes 2, 8, and 13)

Shareholders' equity
Share capital (note 14)	221,983	218,757
Contributed surplus (note 14)	12,606	10,458
Retained earnings	364,569	308,629
Accumulated other comprehensive income (loss) (note 17)	(51,764)	1,131

Total shareholders' equity	547,394	538,975

	1,123,545	1,144,886

See accompanying notes

On behalf of the Board of Directors:

Director	Director

December 31, 2009
STANTEC INC.

Consolidated Statements of Income

Years ended December 31	2009	2008	2007
(In thousands of Canadian dollars, except per share amounts)	$	$	$

INCOME
Gross revenue	1,519,865	1,351,951	954,619
Less subconsultant and other direct expenses	276,923	221,827	123,731

Net revenue	1,242,942	1,130,124	830,888
Direct payroll costs	543,640	500,789	360,101

Gross margin	699,302	629,335	470,787
Administrative and marketing expenses (notes 14 and 24)	519,147	466,187	351,346
Depreciation of property and equipment (note 1b)	24,547	21,820	15,458
Amortization of intangible assets (note 1b)	19,820	14,264	7,282
Impairment of goodwill and intangible assets (notes 4 and 5)	35,000	58,369	-
Net interest expense (note 8)	11,379	7,477	1,594
Share of income from associated companies	(3,690)	(160)	(292)
Foreign exchange losses (gains)	2,273	(2,033)	(2,480)
Other income	(840)	(1,088)	(1,235)

Income before income taxes	91,666	64,499	99,114

Income taxes (note 18)
Current	41,599	41,213	34,994
Future	(5,873)	(5,731)	(5,159)

Total income taxes	35,726	35,482	29,835

Net income for the year	55,940	29,017	69,279

Earnings per share (note19)
Basic	1.23	0.64	1.52
Diluted	1.22	0.63	1.50

See accompanying notes

December 31, 2009
STANTEC INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Shares Outstanding (note 14)	Share Capital (note 14)	Contributed Surplus (note 14)	Deferred Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (AOCI) (note 17)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Change in accounting policy						481	481

Balance, January 1, 2007, as adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					69,279		69,279
Currency translation adjustments						(45,669)	(45,669)
Unrealized gains on financial assets						1,249	1,249
Realized gains on financial assets transferred to net income						(245)	(245)

Total comprehensive income					69,279	(44,665)	24,614
Share options exercised for cash	386,598	1,920					1,920
Stock-based compensation expense			1,919	140			2,059
Shares repurchased under normal course issuer bid	(9,200)	(44)	(1)		(249)		(294)
Shares issued on acquisition	96,925	3,426					3,426
Reclassification of fair value of share options previously expensed		443	(443)				-
Shares issued on vesting of restricted shares	22,035	264	(667)				(403)

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Retained earnings and AOCI					217,752

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					29,017		29,017
Currency translation adjustments						76,923	76,923
Unrealized losses on cash flow hedge						(2,974)	(2,974)
Unrealized losses on financial assets						(3,641)	(3,641)
Realized gains on financial assets transferred to net income						(149)	(149)

Total comprehensive income					29,017	70,159	99,176
Share options exercised for cash	97,860	1,199					1,199
Stock-based compensation expense			4,887	110			4,997
Shares repurchased under normal course issuer bid	(351,400)	(1,688)	(58)		(7,168)		(8,914)
Reclassification of fair value of share options previously expensed		423	(423)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Retained earnings and AOCI					309,760

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Comprehensive income:

Net income					55,940		55,940
Currency translation adjustments						(57,248)	(57,248)
Unrealized gains on cash flow hedge						1,443	1,443
Unrealized gains on financial assets						2,691	2,691
Realized losses on financial assets transferred to net income						219	219

Total comprehensive income					55,940	(52,895)	3,045
Share options exercised for cash	268,697	2,346					2,346
Stock-based compensation expense			3,028	-			3,028
Reclassification of fair value of share options previously expensed		880	(880)				-

Balance, December 31, 2009	45,716,820	221,983	12,606	-	364,569	(51,764)	547,394

Retained earnings and AOCI					312,805

See accompanying notes

December 31, 2009
STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	1,564,415	1,222,566	940,085
Cash paid to suppliers	(545,671)	(276,862)	(259,493)
Cash paid to employees	(852,459)	(737,931)	(565,803)
Dividends from equity investments	1,283	150	450
Interest received	2,192	1,857	6,496
Interest paid	(12,383)	(6,597)	(4,271)
Income taxes paid	(65,731)	(50,037)	(33,656)
Income taxes recovered	8,331	6,884	3,691

Cash flows from operating activities (note 20)	99,977	160,030	87,499

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(73,078)	(92,087)	(105,353)
Restricted cash used for acquisitions	-	-	1,073
Cash held in escrow (note 2)	-	(6,178)	-
Decrease (increase) in investments held for self-insured liabilities	(11,040)	5,820	(3,786)
Proceeds on disposition of investments	-	9	51
Purchase of intangible assets	(3,062)	(2,846)	(3,914)
Purchase of property and equipment	(17,366)	(32,791)	(23,377)
Proceeds on disposition of property and equipment	1,331	410	134

Cash flows used in investing activities	(103,215)	(127,663)	(135,172)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(147,902)	(164,602)	(78,514)
Proceeds from long-term borrowings	68,771	228,337	117,049
Repayment of acquired bank indebtedness (note 2)	(4,596)	(1,788)	(6,282)
Repayment of capital lease obligations	(2,759)	(438)	-
Repurchase of shares for cancellation (note 14)	-	(8,914)	(294)
Proceeds from issue of share capital (note14)	2,346	1,199	1,920

Cash flows from (used in) financing activities	(84,140)	53,794	33,879

Foreign exchange gain (loss) on cash held in foreign currency	(1,911)	3,643	(394)

Net increase (decrease) in cash and cash equivalents	(89,289)	89,804	(14,188)
Cash and cash equivalents, beginning of the year	103,979	14,175	28,363

Cash and cash equivalents, end of the year	14,690	103,979	14,175

See accompanying notes

December 31, 2009
STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects.

Generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. The effects of differences between the application of Canadian GAAP and US GAAP on the financial statements of the Company are described in note 25.

Changes in accounting policies

a)      Fair Value of Financial Assets and Financial Liabilities. Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities." EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under CICA Handbook Section 3855, "Financial Instruments—Recognition and Measurement." It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year, and this adoption did not have a significant effect on its financial position or on the results of its operations. The Company adopted this new accounting standard retrospectively without restatement of prior periods.

b)      Goodwill and Intangible Assets. Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, "Goodwill and Intangible Assets," which replaced Section 3062, "Goodwill and Other Intangible Assets," and Section 3450, "Research and Development Costs." This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets produced from research and development activities, ensuring the consistent treatment of all intangible assets, whether separately acquired or internally generated. The Company was required to adopt the new standard retrospectively with restatement of prior figures. The adoption of this standard did not have an effect on the Company’s financial position or on the results of its operations; however, it resulted in a retrospective reclassification of intangible assets relating to certain software with a net book value of $6,642,000 at December 31, 2008, from “Property and Equipment” to “Intangible Assets.” In addition, the Company retrospectively reclassified the depreciation of software of $3,585,000 and $3,580,000 for 2008 and 2007, respectively, from “Depreciation of Property and Equipment” to “Amortization of Intangible Assets.”

c)      Financial Instruments—Disclosure. Effective December 31, 2009, the Company adopted amendments to CICA Handbook Section 3862, “Financial Instruments—Disclosure.” These amendments require enhanced disclosures of fair value measurements of financial instruments and liquidity risks. The additional disclosures of fair value measurements include the categorization of fair value measurements into one of three levels, ranging from those that are determined through quoted market prices in an active market to those that are based on inputs that are not derived from observable market data. The additional disclosures of liquidity risk require greater clarification of the risk as well as maturity analysis of derivative financial liabilities. The adoption of these amendments has not had an effect on the Company’s financial position or on the results of its operations. The Company applied these amendments in note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed-fee and variable-fee-with-ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows and assumptions used to estimate the fair value of reporting units for goodwill impairment purposes and to test for the impairment of long-lived assets. Actual results may differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective date of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value.

Investments

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

Other investments, including investments held for self-insured liabilities, are designated as available for sale and are recorded at fair value. When a loss in the value of such investments occurs that is other than temporary, the cumulative loss that had been recognized in other comprehensive income is removed from other comprehensive income and recognized in net income.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20–30%	declining balance
Office equipment	20–30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Buildings	4–5%	declining balance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Leases

Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Assets under capital leases are for certain office and automotive equipment and are depreciated on a 20 to 30% declining balance basis. Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

Goodwill

Goodwill is not amortized but is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair values of its reporting units to their respective carrying values, which are determined using market information and discounted after-tax cash flow projections. If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test is performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. If the implied fair value of the goodwill is less than its carrying value, an impairment charge is recorded in income for the difference.

Intangible assets

The cost of intangible assets with determinable lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 3 years, and software is amortized over periods ranging from 3 to 7 years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. The Company assigns value to acquired contract backlog and customer lists using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as working capital and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Long-lived assets

The Company tests long-lived assets, including property and equipment and intangible assets, for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow expected to result from the use of the related asset and factors such as expected future asset utilization and business climate. Based on this review, if it is determined that the long-lived asset is not fully recoverable, an impairment loss is recognized in income. The impairment loss is measured based on the amount that the carrying value of the long-lived asset exceeds its fair value.

Provision and investments held for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other assets as investments held for self-insured liabilities.

Derivative financial instruments and hedging

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. As well, it enters into interest rate swap agreements to manage the risk associated with interest rate cash flow to the extent that its credit facilities are based on floating rates of interest. The Company’s policy is not to use these derivative financial instruments for trading or speculative purposes. These derivative financial instruments are recognized at fair value. The fair value of these instruments is recorded in the balance sheet as other assets or other liabilities. Any changes in the fair value of the foreign currency forward contracts are recorded in income when the changes occur. Since interest rate swap agreements are recorded as cash flow hedges, any unrealized gains or losses are recorded in other comprehensive income.

Interest rate swap agreements that are designated as cash flow hedges are reviewed on a regular basis to ensure that the hedge continues to be effective. If the hedge ceases to meet the criteria for effectiveness, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to income.

Non-interest-bearing debt

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represent work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represent amounts that have been invoiced to clients but not yet recognized as revenue. Revenue does not include taxes collected from clients that are reimbursable to government authorities.

Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Foreign currency translation

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting realized and unrealized gains or losses are included in income in the year incurred, except for unrealized foreign exchange gains and losses on investments held for self-insured liabilities, which are included in other comprehensive income since they are classified as available for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on US-based subsidiaries are included as a separate component of shareholders' equity in accumulated other comprehensive income.

Stock-based compensation and other stock-based payments

The Company has one share option plan (described in note 14) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. It uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding accounts receivable and on its historical collection and loss experience.

Recent accounting pronouncements

International Financial Reporting Standards. In February 2008, the CICA confirmed that Canadian reporting issuers will need to begin reporting under IFRS for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) post-implementation review. The Company has now completed the preliminary planning and scoping, detailed assessment, and solution development phases and has commenced the implementation phase. To date, it is on target with the original timeline in its detailed work plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

In the planning and scoping phase, the Company established a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from its Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. Also during this phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In the detailed assessment phase, the Company established issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. During this phase, the Company also established and implemented a communication and training plan and provided training to the Board of Directors, Audit Committee, key employees, and stakeholders. Considering the impacts of IFRS on the Company's financial disclosure, business processes, information technology, and internal control over financial reporting was integral to the detailed assessment and solution development phases. During these phases, the Audit Committee reviewed the Company’s potential policy choices, optional exemptions, and financial statement presentation under IFRS. These phases also provided insight into the most significant areas of difference applicable to the Company, including business combinations and impairment of assets as well as more extensive presentation requirements under IFRS. The areas of significance identified are based on available information and the Company’s expectations as of the date of this report and are subject to change with new facts and circumstances.

The Company continues to monitor the development of standards and regulations issued by the International Accounting Standards Board and Canadian Securities Administrators that may affect the timing, nature, or disclosure of its adoption of IFRS. At this phase of the project, the Company has not quantified the financial reporting impact of the differences between Canadian GAAP and IFRS on its operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities as at the acquisition date. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at December 31, 2009, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. During 2009, $1.8 million (December 31, 2008 – none) in contingent consideration of this nature was recorded.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) for cash consideration of $64.0 million and notes payable of $79.0 million. These firms are leading providers of environmental management and remediation and geotechnical engineering services. This acquisition also increased the Company’s presence in Canada and the eastern United States and expanded its ability to provide environmental assessments and permitting services, especially for the energy sector.

On November 6, 2009, the Company acquired the net assets and business of Granary Associates, Inc. (Granary) for cash consideration and notes payable. The acquisition of this firm, with office locations in Philadelphia, Pennsylvania, and New York, New York, strengthened the Company’s expertise in project management, planning, architecture, and interior design, especially in the health care industry.

During 2009, the Company adjusted the purchase prices on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; McIntosh Engineering Holdings Corporation; and Murphy Hilgers Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

During 2009, the purchase price allocations for the RHL Design Group, Inc., McIntosh Engineering Holdings Corporation, and Jacques Whitford acquisitions were finalized. The Company expects to finalize the purchase price allocation for the Granary acquisition during the third quarter of 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Acquisitions in 2008

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, at acquisition, US$1.56 million was placed in an escrow account, pending the outcome of purchase price adjustment clauses included in the purchase agreement, and a corresponding US$1.56 million obligation was recorded. Any increase or reduction to this obligation is recorded as an adjustment to the net assets acquired. During 2008, due to purchase price adjustments, US$491,000 was returned to the Company, and the obligation was reduced accordingly. On January 2, 2009, the funds remaining in escrow were paid to the representative of the former shareholders of The Zande Companies, Inc. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, at acquisition, US$5.0 million was placed in an escrow account to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5.0 million obligation was also recorded at acquisition. During the first quarter of 2009, US$4.9 million of the escrow funds was paid to the former shareholders of Secor, and the remainder was paid back to the Company and recorded as a reduction of the liability and an adjustment to non-cash working capital. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with facilities in multiple locations.

On July 2, 2008, the Company acquired the shares and business of McIntosh Engineering Holdings Corporation for cash consideration and notes payable. The addition of this firm provided the Company with a more visible presence in the mining sector and expanded its operations in Tempe, Arizona, and Sudbury and North Bay, Ontario. McIntosh Engineering Holdings Corporation provides expertise in underground mining engineering.

During 2008, the Company adjusted the purchase price on the Vollmer Associates LLP; Trico Engineering Consultants, Inc.; Chong Partners Architecture, Inc.; Woodlot Alternatives, Inc.; Neill and Gunter companies; Murphy Hilgers Architects Inc.; Fuller, Mossbarger, Scott & May Engineers, Inc.; Secor; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable. Also during 2008, the Company adjusted the purchase price on the CPV Group Architects & Engineering Ltd. acquisition due to the payment of contingent consideration. This adjustment impacted goodwill (note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Total	Total
	2009	2008
(In thousands of Canadian dollars)	$	$

Cash consideration	73,078	97,887
Notes payable	71,701	30,767

Purchase price	144,779	128,654

Assets and liabilities acquired at fair values
Cash acquired	-	5,800
Bank indebtedness assumed	(4,596)	(1,788)
Non-cash working capital	25,917	13,308
Property and equipment	16,606	10,717
Investments	3,431	-
Goodwill	104,702	99,959
Intangible assets
Client relationships	12,997	19,589
Contract backlog	10,756	4,542
Other	3,553	(1,805)
Other long-term liabilities	(2,706)	(482)
Non-controlling interest in subsidiaries	(186)	-
Long-term debt	(15,218)	(16,105)
Future income taxes	(6,036)	(4,214)
Capital lease obligations	(4,441)	(867)

Net assets acquired	144,779	128,654

Of the goodwill and intangible assets resulting from acquisitions completed in 2009, $11,643,000 (2008 – $12,416,000) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 9). Adjustments to the exit liabilities may impact goodwill. In 2009, the Company adjusted the exit liability and impacted goodwill for the RHL Design Group, Inc. and Jacques Whitford.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

3.	Property and Equipment

	2009		2008

		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
(In thousands of Canadian dollars)	$	$	$	$

Engineering equipment	75,541	44,307	75,111	41,338
Office equipment	42,270	22,861	39,616	20,098
Automotive equipment	7,123	4,850	9,697	6,384
Leasehold improvements	58,856	16,277	52,074	12,648
Assets under capital leases	2,295	935	1,361	304
Buildings	11,046	1,754	10,050	1,391
Land	2,109	-	2,022	-

	199,240	90,984	189,931	82,163

Net book value	108,256		107,768

Included in leasehold improvements is construction work in progress in the amount of $1,646,000 (2008 – $292,000), on which depreciation has not started. The Company entered into capital leases for certain office and automotive equipment. The depreciation on assets under capital leases was $688,000 for 2009 (2008 – $304,000).

4.	Goodwill

	2009	2008
(In thousands of Canadian dollars)	$	$

Goodwill, beginning of the year	446,818	332,922
Current year acquisitions	108,713	99,606
Impairment	(35,000)	(53,000)
Contingent consideration payments	2,324	1,419
Purchase price adjustments	(6,335)	(1,066)
Impact of foreign exchange	(47,706)	66,937

Goodwill, end of the year	468,814	446,818

Goodwill recognized from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies. In accordance with its accounting policies, the Company conducts an annual goodwill impairment test as of July 1 or more frequently if circumstances indicate that an impairment may occur. The Company allocates goodwill to its reporting units. In 2008 and the first quarter of 2009, these reporting units were defined as Canada, US West, and US East. Effective April 1, 2009, the reporting units are defined as Canada West, Canada East, US West, and US East. Reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. The Company does not monitor goodwill at or allocate goodwill to its practice areas.

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. As well, it is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the fair value of a reporting unit, resulting in future impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair values of its reporting units to their respective carrying values. The Company estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For its 2009 impairment test, the Company discounted its reporting units' cash flows using discount rates ranging from 10.5% to 12.0% (2008 – 10.0% to 12.0%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, future estimates of capital expenditures, and changes in future working capital requirements.

The Company validates its estimate of the fair value of each reporting unit under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on its private company transactions. The Company reconciles the total of the fair values of its reporting units with its market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the reporting units, the Company reviews and adjusts, if appropriate, the discount rates by reporting units and considers if the implied control premium is reasonable in light of current market conditions.

If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is calculated in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

During the third quarter of 2009, the Company completed step one of the impairment test and determined that the US West reporting unit was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions primarily relating to the Urban Land practice area, which comprised approximately 19% of the reporting unit's year-to-date gross revenue as at September 30, 2009, compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. Upon completion of step two of the impairment test, the Company determined that the goodwill of this reporting unit was impaired. A $35.0 million impairment charge was attributed to the US West reporting unit and reflected as a non-cash charge to income. As at September 30, 2009, after the impairment charge, the aggregate carrying value of the US West goodwill was $157.2 million, or 33.8% of the consolidated goodwill balance.

Although the Company has reduced the carrying amount of its goodwill, if market and economic conditions deteriorate further or if continued volatility in the financial markets causes declines in its stock price, increases the weighted average cost of capital, or changes cash flow multiples or other inputs to its goodwill assessment, it may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company's goodwill could cause its reporting units to be further impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

During the third quarter of 2008, after completing step one of the impairment test, the Company determined that its goodwill was potentially impaired since the estimated fair value of its US West and US East reporting units was less than their carrying value. As at September 30, 2008, the second step of the goodwill impairment test was not complete, and management recorded its best estimate of the goodwill impairment as $53.0 million. This charge was allocated to the US West and US East reporting units and reflected as a non-cash charge to income. During the fourth quarter of 2008, the Company completed step two of the goodwill impairment test and concluded that no further adjustment to this estimate was required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

5.	Intangible Assets
	2009		2008

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Impairment of Asset
(In thousands of Canadian dollars)	$	$	$	$	$

Client relationships	61,391	15,676	58,683	11,200	5,369
Contract backlog	11,048	5,349	7,643	4,989	-
Software	13,774	4,389	20,289	13,647	-
Other	4,764	1,408	2,163	942	-

	90,977	26,822	88,778	30,778	5,369

Carrying amount	64,155			52,631

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are capital leases with a net book value of $5,228,000. For intangible assets held as of December 31, 2009, the estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

(In thousands of Canadian dollars)		$

	2010	13,721
	2011	8,642
	2012	6,428
	2013	5,829
	2014	5,489
	Thereafter	24,046

		64,155

In accordance with its accounting policies, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review in 2009, the Company concluded that there was no impairment to intangible assets.

During 2008, the Company concluded that intangible assets relating to certain client relationships were not fully recoverable and therefore recorded a non-cash $5.4 million impairment charge to income. The impairment primarily reflected the financial distress experienced by specific clients in relation to The Keith Companies, Inc. acquisition. The remaining carrying value of these client relationships after this impairment charge was $6.0 million at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

6.	Other Assets

	2009	2008
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	38,418	26,540
Investments in associated companies	6,631	1,226
Investments - other	713	774
Holdbacks on long-term contracts	3,411	3,933
Assets held for sale	845	621
Other	5,659	9,567

	55,677	42,661
Less current portion	6,550	6,503

	49,127	36,158

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at December 31, 2009, was $26,748,000 (2008 – $18,657,000), and the fair value of the equities was $11,670,000 (2008 – $7,883,000). The amortized cost of the bonds at December 31, 2009, was $26,250,000 (2008 – $17,960,000), and the cost of the equities was $11,556,000 (2008 – $10,924,000). The bonds bear interest at rates ranging from 2.625% to 7.0% per annum (2008 – 3.25% to 7.0%). The term to maturity of the bond portfolio, stated at fair value, is $3,780,000 (2008 – $3,144,000) due within one year, $22,968,000 (2008 – $13,533,000) due within two to five years, and nil (2008 – $1,980,000) due within five to seven years. The Company does not intend, nor is required, to sell these investments before the recovery of their cost or amortized cost basis.

Investments in associated companies are accounted for using the equity method and include Teshmont Consultants (50%), SSBV Consultants Inc. (33.3%), and Planning & Stantec Limited (50%). In addition, on January 2, 2009, as part of the Jacques Whitford acquisition, the Company acquired CLFN-AXYS Limited Partnership (49%), Kavik-AXYS Inc. (24.5%), Fort Mckay-Jacques Whitford AXYS Evergreen Inc. (49%), Nunami Stantec Limited (49%), ADC-Stantec Inc. (49%), Neegan Naynowan Stantec LP (49%), AIVEK Stantec Limited Partnership (49%), Tlego'hti Jacques Whitford Limited (49%), Sungai Bera Remediation J.V. Canada Limited (25%), Fugro Jacques GeoSurveys Inc. (30%) and Fugro Jacques N.V. (30%).

The Company is in the process of selling certain land and equipment. These assets meet the criteria for assets held for sale. Therefore, they are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

7.	Accounts Payable and Accrued Liabilities

	2009	2008
(In thousands of Canadian dollars)	$	$

Trade accounts payable	63,204	49,774
Employee and payroll liabilities	77,582	113,934
Accrued liabilities	26,389	25,652

	167,175	189,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

8.	Long-Term Debt

	2009	2008
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	177	162
Other notes payable	91,830	55,940
Bank loan	134,600	192,544
Capital lease obligations	7,590	563

	234,197	249,209
Less current portion	35,428	34,096

	198,769	215,113

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $177,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at December 31, 2009, the fair value of the note would be $318,000 (2008 – $277,000).

The weighted average rate of interest on the other notes payable is 4.98% (2008 – 5.14%). The notes may be supported by promissory notes and are due at various times from 2010 to 2013. The aggregate maturity value of the notes is $91,895,000 (2008 – $56,062,000). As at December 31, 2009, $25,684,000 (2008 – $48,343,000) of the notes' carrying value was payable in US funds (2009 – US$24,438,000; 2008 – US$39,690,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2009.

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at December 31, 2009, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. As at December 31, 2008, $131,544,000 of the bank loan was payable in US funds (US$108,000,000), and $61,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 12).

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at December 31, 2009, was 3.42% (2008 – 3.36%). The credit facility contains restrictive covenants (note 16). All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At December 31, 2009, the Company had issued and outstanding letters of credit totaling $141,000 (2008 – $139,000) payable in Canadian funds and $1,882,000 (US$1,791,000) (2008 – $2,426,000, US$1,992,000) payable in US funds that expire at various dates before January 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2009, $163,377,000 (2008 – $104,891,000) was available in the revolving credit facility for future activities.

As at December 31, 2009, there were $518,000 (US$493,000) additional letters of credit outstanding payable in US funds and $114,000 payable in Canadian funds that were assumed from acquisitions (2008 – nil). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2009, $11,470,000 (US$10,913,000) (2008 – $243,000, US$199,000) in bonds had been issued under this credit facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

As at December 31, 2009, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 2.30% to 14.71%. These capital leases expire at various dates before April 2013. The interest incurred on capital lease obligations in 2009 was $220,000 (2008 – $27,000).

The principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2010	35,428
	2011	169,387
	2012	29,010
	2013	195
	2014	-
	Thereafter	177

		234,197

The interest incurred on long-term debt in 2009 was $11,290,000 (2008 – $7,784,000; 2007 – $2,444,000).

9.	Other Liabilities

	2009	2008
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	31,284	30,265
Deferred gain on sale leaseback	4,877	5,314
Lease inducement benefits	23,236	22,866
Liabilities on lease exit activities	6,171	4,081
Liability for uncertain tax positions	1,529	1,725
Derivative financial instruments (note 12)	2,427	4,218
Other	7,883	4,696

	77,407	73,165
Less current portion	13,558	8,868

	63,849	64,297

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims (note 13). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2009 and 2008, with the current and long-term portion determined based on the actuarial estimate. At December 31, 2009, the long-term portion was $29,424,000 (2008 – $28,577,000).

	2009	2008
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	30,265	17,659
Current year provision	9,443	12,470
Payment for claims settlement	(4,761)	(3,034)
Impact of foreign exchange	(3,663)	3,170

Provision, end of the year	31,284	30,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

The self-insured liability increased during 2009 primarily due to new claims incurred and reported since the end of 2008, offset by the impact of foreign exchange. The timing of claim settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.

Deferred gain on sale leaseback

In 2004, the Company completed the sale of its office building in Edmonton, Alberta, for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2009	2008
(In thousands of Canadian dollars)	$	$

Liability, beginning of the year	4,081	4,112
Current year provision:
Established for existing operations	3,728	1,488
Resulting from acquisitions	1,677	1,663
Costs paid or otherwise settled	(3,755)	(2,475)
Adjustments to purchase price allocation	1,029	(1,181)
Impact of foreign exchange	(589)	474

Liability, end of the year	6,171	4,081

10.	Non-controlling interest

The Company has a 75% interest in The National Testing Laboratories Limited (NTLL) and an 80% interest in I.R. Wilson Consultants Ltd. A non-controlling interest in these subsidiaries represents the minority interest’s share of the subsidiary’s equity. Income earned by the non-controlling interest in these subsidiaries was nil during 2009. In 2009, the Company entered into an agreement whereby it commits to purchase in the future the non-controlling interests of NTLL over a period ending in 2014.

11.	Commitments

The Company has entered into various commitments including commitments for annual basic premises rent under long-term leases, software support, and equipment and vehicle operating leases. The commitments for the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2010	77,793
	2011	67,694
	2012	60,005
	2013	45,631
	2014	34,848
	Thereafter	97,416

		383,387

The premises rental expense for the year ended December 31, 2009, was $64,301,000 (2008 – $48,602,000; 2007 – $41,113,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

12.	Derivative Financial Instruments

As at December 31, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$75,000,000 at rates ranging from 1.05310 to 1.05485 per US dollar maturing over the next month. As at December 31, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$74,000,000 at rates ranging from 1.1932 to 1.2198 per US dollar maturing over the next month. These derivative financial instruments were entered into to mitigate the risk of foreign currency fluctuations on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at December 31, 2009, is an unrealized loss of $270,000 (December 31, 2008 – unrealized gain of $1,597,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the consolidated balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement maturing on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at December 31, 2009, is an unrealized loss of $2,157,000 ($1,531,000 net of tax) (December 31, 2008 – unrealized loss of $4,218,000 [$2,974,000 net of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the consolidated balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to December 31, 2009.

13.	Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolution will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of legal claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

14.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the Board of Directors

Common shares

During 2009, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. In 2008, 351,400 (2007 – 9,200) shares were repurchased for cancellation at a cost of $8,914,000; (2007 – $294,000). Of this amount, $1,688,000 and $58,000 (2007 – $44,000 and $1,000) reduced the share capital and contributed surplus accounts, respectively, with $7,168,000 (2007 – $249,000) being charged to retained earnings.

During 2009, the Company recognized a stock-based compensation expense of $3,985,000 (2008 – $5,118,000; 2007 – $3,452,000) in administrative and marketing expenses. Of the amount expensed, $3,028,000 related to the fair value of options granted (2008 – $4,887,000; 2007 – $1,919,000), $957,000 related to deferred share unit compensation (2008 – $120,000; 2007 – $1,416,000), and nil related to the restricted shares issued on the Keith acquisition (2008 – $111,000; 2007 – $117,000). The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2009, 1,813,899 options were available for issue.

The Company has granted share options to officers and employees to purchase 1,752,298 shares at prices between $9.42 and $30.61 per share. These options expire on dates between December 19, 2010, and August 18, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

	2009		2008		2007

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	#	$	#	$	#	$

Share options, beginning of the year	2,061,828	20.97	1,751,022	18.32	1,702,784	11.92
Granted	-	-	480,000	29.40	467,500	30.61
Exercised	(268,697)	8.73	(97,860)	12.25	(386,598)	4.97
Forfeited	(30,837)	29.34	(58,502)	24.86	(31,664)	18.69
Cancelled	(9,996)	30.21	(12,832)	22.87	(1,000)	20.42

Share options, end of the year	1,752,298	22.65	2,061,828	20.97	1,751,022	18.32

The options held by officers and employees at December 31, 2009, were as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

9.42 – 13.55	511,631	1.91	11.66	511,631	1.91	11.66
20.37 – 20.42	362,334	3.65	20.39	362,334	3.65	20.39
29.40 – 30.61	878,333	5.15	29.98	434,017	4.98	30.18

9.42 – 30.61	1,752,298	3.89	22.65	1,307,982	3.41	20.23

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted at the share market price on the grant date was determined using the weighted average assumptions indicated below. No options were granted in 2009.

	2008	2007

Risk-free interest rate (%)	3.09	4.31
Expected hold period to exercise (years)	5.5	5.5
Volatility in the price of the Company's shares (%)	29.6	27.5
Weighted average fair value per option ($)	9.82	10.65

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

A summary of the status of the Company’s non-vested options as of December 31, 2009, and of changes in the year are as follows:

	Number of Shares Subject to Option	Weighted Average Grant Date Fair Value
	#	$

Non-vested, beginning of the year	898,854	9.77
Vested	(423,701)	9.43
Forfeited	(30,837)	9.99

Non-vested share options, end of the year	444,316	10.08

As of December 31, 2009, 444,316 options remained unvested, and there was a total unrecognized compensation cost of $1,486,000 related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 1.31 years.

For all outstanding options at December 31, 2009, the aggregate intrinsic value was $13,581,000. For fully vested share options and share options outstanding at December 31, 2009, that are expected to vest in the future, the aggregate intrinsic value was $13,541,000. For options exercisable at December 31, 2009, the intrinsic value at December 31, 2009, was $13,307,000. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007, was $5,181,000, $1,910,000, and $8,186,000, respectively.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units are paid out to the CEO and directors upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. In 2009, $428,000 deferred share units were paid (2008 – $464,000; 2007 – $450,000). These units are recorded at market value based on the weighted by volume average market price of the Company’s common shares for the last 10 trading days of the period end date. As at December 31, 2009, 78,472 units were outstanding (2008 – 60,800; 2007 – 56,000) with a market value of $2,361,000 (2008 – $1,833,000; 2007 – $2,178,000).

Restricted shares

In 2005, the former shareholders of Keith received restricted shares in connection with its acquisition. These restricted shares vested over a period ending April 1, 2008. Upon the vesting of the restricted shares, common shares were issued. As at December 31, 2009, no restricted shares were outstanding (2008 – nil; 2007 – 5,792).

15.	Financial Instruments

The Company classifies its financial instruments as follows:

●	Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
●
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

●
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

●
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

●
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case, unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying value of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
●
Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Carrying Amount of Asset/Liability at December 31,	Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	38,418	38,418	-	-

Liabilities:
Foreign currency forward contracts	270	-	270	-
Interest rate swap	2,157	-	2,157	-

	2,427	-	2,427	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

	Carrying Amount of Asset/Liability at December 31,	Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	26,540	26,540	-	-
Foreign currency forward contracts	1,597	-	1,597	-

	28,137	26,540	1,597	-

Liabilities:
Interest rate swap	4,218	-	4,218	-

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. The valuation of interest rate swap is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $306,313,000 as at December 31, 2009 (2008 – $395,751,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company maintains an allowance for estimated losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience. The following table provides a reconciliation of changes to the Company's allowance for doubtful accounts:

Allowance for doubtful accounts
	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Balance, beginning of the year	11,597	10,508	6,303
Provision for doubtful accounts	17,151	22,508	17,221
Deductions	(17,734)	(23,702)	(11,275)
Impact of foreign exchange	(1,619)	2,283	(1,741)

Balance, end of the year	9,395	11,597	10,508

Accounts receivable assumed from acquired companies are recognized at their fair value at the time of acquisition.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At December 31, 2009, there were 59 days of revenue in accounts receivable (2008 – 64 days).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $300 million credit facility, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2009, was $163,377,000. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2010. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 16).

The timing of undiscounted cash outflows relating to financial liabilities as at December 31, 2009, is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

Accounts payable and accrued liabilities	167,175	167,175	-	-
Long-term debt	234,953	35,428	198,592	933
Interest rate swap	2,157	2,157	-	-
Foreign currency forward contract	270	270	-	-
Other long-term liabilities	7,884	2,041	2,978	2,865

Total contractual obligations	412,439	207,071	201,570	3,798

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan outstanding in future periods. Further information on long-term debt is included in note 8.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 12).

If the interest rate on the Company's loan balance at December 31, 2009, had been 0.5% higher, with all other variables held constant, net income would have decreased by $106,000 in the year. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during the year.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

If the exchange rates had been $0.01 higher or lower at December 31, 2009, with all other variables held constant, net income would have increased or decreased by $16,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as cumulative translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

16.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

●	Net debt to equity ratio below 0.5 to 1
●	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2009 remained unchanged from 2008.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.40 to 1 at December 31, 2009 (December 31, 2008 – 0.26 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 10.1% for the year ended December 31, 2009 (December 31, 2008 – 6.1%). The Company's ROE was below target because of the goodwill impairment charges recorded in the third quarter of 2009 and 2008 and the intangible assets impairment charge recorded in the third quarter of 2008.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

17.	Accumulated Other Comprehensive Income (Loss)

	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Cash Flow Hedge	Unrealized Gains (Losses) on Financial Assets	Realized Gains on Financial Assets Transferred to Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2006	(24,844)	-	-	-	(24,844)

Change in accounting policy	-	-	481	-	481

Balance, January 1, 2007, as adjusted	(24,844)	-	481	-	(24,363)
Current period activity	(45,669)	-	1,280	(249)	(44,638)
Income tax effect	-	-	(31)	4	(27)

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)

Current period activity	76,923	(4,218)	(3,706)	(152)	68,847
Income tax effect	-	1,244	65	3	1,312

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131

Current period activity	(57,248)	2,061	2,739	223	(52,225)
Income tax effect	-	(618)	(48)	(4)	(670)

Balance, December 31, 2009	(50,838)	(1,531)	780	(175)	(51,764)

Effective January 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” By adopting these standards, the Company recorded investments held for self-insured liabilities at fair value on January 1, 2007. In accordance with transitional provisions, other assets increased by approximately $493,000, opening accumulated other comprehensive income increased by approximately $481,000 (after-tax), and future income tax liabilities increased by $12,000.

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0510 (December 31, 2008 – 1.2180; 2007 – 0.9913).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 12). The length of time over which the Company is hedging its exposure to the variability in future cash flows from the interest on its revolving credit facility is eight months.

The unrealized gains (losses) on financial assets represent the change in fair value on investments held for self-insured liabilities (note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

18.	Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2009	2008	2007
	%	%	%

Income tax expense at statutory Canadian rates	30.4	31.2	33.6
Increase (decrease) resulting from:
Impairment of goodwill	10.8	24.8	-
Income from associated companies	(0.5)	-	(0.1)
Rate differential on foreign income	(1.0)	(0.1)	(0.9)
Non-deductible expenses:
Meals and entertainment	1.0	1.1	0.9
Stock-based compensation	0.7	1.0	0.1
Non-taxable foreign income net of non-creditable withholding taxes	(3.0)	(2.9)	(3.2)
Other	0.6	(0.1)	(0.3)

	39.0	55.0	30.1

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Domestic	131,503	128,225	101,433
Foreign	(39,837)	(63,726)	(2,319)

Total income before income taxes	91,666	64,499	99,114
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The details of the income tax expense (recovery) are as follows:

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Current: Domestic	40,425	41,329	34,179
Foreign	1,174	(116)	815

Total current expense	41,599	41,213	34,994

Future: Domestic	(3,267)	(133)	(1,598)
Foreign	(2,606)	(5,598)	(3,561)

Total future recovery	(5,873)	(5,731)	(5,159)

Total: Domestic	37,158	41,196	32,581
Foreign	(1,432)	(5,714)	(2,746)

Total income tax expense	35,726	35,482	29,835

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008
(In thousands of Canadian dollars)	$	$

Future income tax assets
Differences in timing of deductibility of expenses	21,043	23,120
Loss carryforwards	13,680	8,328
Share issue and other financing costs	47	133
Tax cost of property and equipment in excess of carrying value	1,049	2,114
Deferred gain on sale of building	1,067	1,124
Other	2,572	1,232

	39,458	36,051
Less current portion	15,518	15,265

	23,940	20,786

	2009	2008
(In thousands of Canadian dollars)	$	$

Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	2,266	5,025
Differences in timing of taxability of revenues	9,202	7,492
Carrying value of property and equipment in excess of tax cost	6,668	6,283
Carrying value of intangible assets in excess of tax cost	23,262	20,743
Other	3,781	869

	45,179	40,412
Less current portion	15,643	13,920

	29,536	26,492

At December 31, 2009, loss carryforwards of approximately $6,323,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(In thousands of Canadian dollars)			$

		2029	4,042
		2028	34
		2027	719
		2026	1,184
	pre	2016	344

			6,323

In addition, the Company has federal loss carryforwards of approximately $30,977,000 (US$29,474,000) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

19.	Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2009	2008	2007
	#	#	#

Basic shares outstanding	45,544,688	45,584,612	45,577,261
Share options (dilutive effect of 1,329,798 options; 2008 – 1,621,828; 2007 – 1,751,022)	276,927	472,107	630,280
Restricted shares (dilutive effect of nil restricted shares; 2008 – nil; 2007 – 5,792)	-	562	19,156

Diluted shares outstanding	45,821,615	46,057,281	46,226,697

At December 31, 2009, 422,500 options were antidilutive and therefore were not considered in computing diluted earnings per share.

20.	Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	55,940	29,017	69,279
Add (deduct) items not affecting cash:
Depreciation of property and equipment (note 1b)	24,547	21,820	15,458
Amortization of intangible assets (note 1b)	19,820	14,264	7,282
Impairment of goodwill and intangible assets	35,000	58,369	-
Future income tax	(5,873)	(5,731)	(5,159)
Loss (gain) on dispositions of investments and property and equipment	2,520	(520)	(1,085)
Stock-based compensation expense (note 14)	3,985	5,118	3,452
Provision for self-insured liability (note 9)	9,443	12,470	6,153
Other non-cash items	(9,446)	(3,445)	(2,135)
Share of income from equity investments	(3,690)	(160)	(292)
Dividends from equity investments	1,283	150	450

	133,529	131,352	93,403

Change in non-cash working capital accounts:
Accounts receivable	37,298	23,987	20,848
Costs and estimated earnings in excess of billings	(8,486)	21,305	(25,067)
Prepaid expenses	(1,953)	2,499	1,715
Accounts payable and accrued liabilities	(49,800)	(20,088)	(11,106)
Billings in excess of costs and estimated earnings	6,522	2,728	3,485
Income taxes payable/recoverable	(17,133)	(1,753)	4,221

	(33,552)	28,678	(5,904)

Cash flows from operating activities	99,977	160,030	87,499

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

21.	Joint Ventures

The Company participates in joint ventures with other parties as follows:

	Percentage Owned
	2009	2008	2007
	%	%	%

yyC.T. Joint Venture	17	17	17
Stantec – S&L Partnership	n/a	50	50
Edmonton International Airports Joint Venture	n/a	33	33
Dunlop Joint Ventures	50–53	33–68	33–68
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50	50
Stantec/Parkin Joint Venture	n/a	67	67
Smith/Chong Joint Venture	50	50	50
Coleson Power Group Inc.	50	50	50
ACCENT Engineering Consultants Incorporated	40	40	40
FFEB JV, L.L.C.	30	30	30
Hatch McIntosh Alliance Joint Venture	50	50	n/a
Kuwabara Payne McKenna Blumberg (KPMB)	50	50	n/a
HNTB Joint Venture	50	n/a	n/a
STARR	15	n/a	n/a
EM&I Stantec Ltd.	50	n/a	n/a
Stassinu Stantec Limited Partnership	49	n/a	n/a
Granary/Driscoll Joint Venture	50	n/a	n/a

In 2004, as part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interest of 13 joint ventures entered into by Dunlop with 2 remaining active at December 31, 2009 (2008 – 5 were active; 2007 – 7 were active). These joint ventures are included in the above table under Dunlop Joint Ventures.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Statements of income
Gross revenue	32,757	25,827	4,464
Subcontractor costs and other direct expenses	27,753	24,524	3,912
Administrative and marketing expenses	2,533	911	129

Net income for the year	2,471	392	423

Balance sheets
Current assets	9,458	12,649	5,536

Current liabilities	7,753	12,120	4,867

Statements of cash flows
Cash flows from (used in) operating activities	1,707	(547)	(493)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

22.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, consisting of Canada West, Canada East, US East, and US West, which are aggregated into the Consulting Services reportable segment.

Geographic information		Property and Equipment, Goodwill, Intangible Assets

		2009	2008
(In thousands of Canadian dollars)		$	$

Canada		306,718	183,828
United States		334,031	422,881
International		476	508

		641,225	607,217

Geographic information	Gross Revenue

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Canada	861,905	649,465	539,349
United States	631,091	677,545	405,195
International	26,869	24,941	10,075

	1,519,865	1,351,951	954,619

Gross revenue is attributed to countries based on the location of the project.

Practice area information	Gross Revenue

	2009	2008	2007
(In thousands of Canadian dollars)	$	$	$

Consulting Services
Buildings	281,437	282,516	211,801
Environment	642,367	390,016	175,936
Industrial	245,289	241,142	138,977
Transportation	181,989	172,313	143,140
Urban Land	168,783	265,964	284,765

	1,519,865	1,351,951	954,619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

23.	Employee Future Benefits

In 2009, the Company recorded an expense of $23,548,000 (2008 – $19,034,000; 2007 – $13,863,000) for contributions made to defined contribution plans in the year.

24.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2009, investment tax credits of $1,555,000 (2008 – $1,260,000; 2007 – $1,662,000) were recorded and reduced administrative and marketing expenses.

25.	US GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the SEC, disclosure of the effect of this difference is not required.

a)	Reconciliation to US GAAP

i)	Business combinations

There were no identifiable material items that resulted in a change in net income presented under Canadian GAAP and US GAAP except for transactions accounted for as business combinations in 2009. This difference arose on the adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141R "Business Combinations" (Accounting Standards Codification [ASC] 805-10/SFAS 141R), which impacted the accounting for the Jacques Whitford and Granary Associates, Inc. acquisitions (note 2). The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the amount of revenue and earnings of the acquired entity in the consolidated financial statements of the Company since the acquisition date.

Condensed consolidated statement of income using US GAAP

		2009
(In thousands of Canadian dollars)		$

Net income, as reported under Canadian GAAP		55,940
Add (deduct) adjustments to arrive at US GAAP:
Lease exit costs (1)		(3,220)
Acquistion-related costs (3)		(2,167)
Income taxes (6)		1,829

Net income, based on US GAAP		52,382

Earnings per share: basic	– Canadian GAAP net income	1.23
	– US GAAP net income	1.15
Earnings per share: diluted	– Canadian GAAP net income	1.22
	– US GAAP net income	1.14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Consolidated balance sheet items using US GAAP

2009
(In thousands of Canadian dollars)	$

Add (deduct) adjustments to arrive at US GAAP balance sheet:
Goodwill (1, 2, 3, and 5)	(3,301)
Future income tax assets (short term) (6)	(217)
Other assets (4)	1,623
Accounts payable and accrued liabilities (3 and 4)	(29)
Other liabilities (current) (1)	(829)
Long-term debt (long term) (2)	134
Other liabilities (long term) (4)	1,623
Non-controlling interest (5)	(186)

Shareholders' equity using US GAAP
2009
(In thousands of Canadian dollars)	$

Shareholders' equity under Canadian GAAP	547,394
Retained earnings (1, 3, and 6)	(3,558)
Non-controlling interest (5)	950

Shareholders' equity under US GAAP	544,786

(1)
Lease exit costs. Per ASC 805-10/SFAS 141R, the postacquisition exit/restructuring plans of the acquiring company are expensed in the income statement as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill.

(2)
Contingent consideration. Per ASC 805-10/SFAS 141R, the Company is required to recognize contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable.

(3)
Acquisition-related costs. Per ASC 805-10/SFAS 141R, the acquirer accounts for acquisition-related costs as expenses in the period in which the costs are incurred. Under Canadian GAAP, incremental costs incurred as a result of a business combination are recognized as costs of the business combination and impact goodwill.

(4)
Indemnifications. Per ASC 805-10/SFAS 141R, if a seller contractually indemnifies the acquirer for the outcome of a contingency, the acquirer must recognize an indemnification asset at the same time and on the same basis that it recognizes the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. Therefore, if the indemnified item is recognized at the acquisition date at its acquisition-date fair value, the acquirer must also recognize the indemnification asset at its acquisition-date fair value. There is no similar requirement under Canadian GAAP. Pursuant to the Jacques Whitford acquisition, the acquiree indemnified the Company up to a maximum of $1,623,000 for certain legal claims. The full $1,623,000 was recorded as an asset and liability in the above table since this was management's best estimate of the potential future payment.

(5)
Non-controlling interest. ASC 805-10/SFAS 141R requires the non-controlling interest in an acquiree to be measured at fair value. Under Canadian GAAP, the non-controlling interest's percentage of net assets acquired is recorded at its existing carrying value. ASC 805-10/SFAS 141R records non-controlling interests in shareholders’ equity on the balance sheet, whereas Canadian GAAP records non-controlling interest between liabilities and shareholder’s equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

(6)	Income taxes. Income taxes reflect the tax effect of the differences identified above.

ii) Business acquisitions—pro forma data (unaudited)

The following unaudited pro forma data presents information as if the acquisitions of The Zande Companies Inc.; Rochester Signal, Inc.; Secor; RHL Design Group, Inc.; McIntosh Engineering Holding Corporation; Jacques Whitford; and Granary Associates, Inc. occurred on January 1, 2008. This unuadited pro forma data is provided for information purposes only and is based on historical information. This data does not necessarily reflect the actual results of operations that would have occurred if these acquired entities and Stantec Inc. had comprised a single entity during the periods since January 1, 2008, nor is it necessarily indicative of the future results of the operations of the combined entities.

	2009	2008
(In thousands of Canadian dollars)	$	$
	(Unaudited)
Pro forma gross revenue	1,545,384	1,681,030
Pro forma net revenue	1,257,945	1,225,401
Pro forma net income	65,651	34,442
Basic pro forma earnings per share	1.44	0.76
Diluted pro forma earnings per share	1.43	0.75

iii) Liabilities for uncertain tax positions

On January 1, 2007, the Company implemented FASB Interpretation No. 48, "Accounting for Uncertain Income Taxes" (ASC 740-10/FIN 48). The Company files income tax returns in the Canadian federal jurisdiction, US federal jurisdiction, and various provinces, states, and foreign jurisdictions. With few exceptions, it is no longer subject to Canadian and US corporate income taxes or income tax examinations by the tax authorities of other foreign jurisdictions for years before 2004.

	2009	2008
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	1,725	1,412
Additions based on tax positions related to the current year	159	322
Additions based on tax positions related to the prior year	-	-
Reductions for tax positions of prior years	(181)	(218)
Impact of foreign exchange	(174)	209

Balance, end of the year	1,529	1,725

The Company's policy is to recognize interest and penalties relating to liabilities for unrecognized tax benefits in interest expense. The liability for interest and penalties relating to unrecognized tax benefits is recorded in accrued liabilities. During the year ended December 31, 2009, the Company recognized approximately $103,000 (2008 – $111,000) [$82,000 (2008 – $87,000) net of tax] in interest and penalties. The Company had approximately $515,000 (2008 – $446,000) [$409,000 (2008 – $348,000) net of tax] for the payment of interest and penalties accrued at December 31, 2009.

Approximately $1,529,000 (2008 – $1,543,000) of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

The Company does not anticipate that the total unrecognized tax benefit will significantly change within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

iv) Fair value of non-financial assets and liabilities

The requirements for fair value disclosures for financial assets and liabilities are the same under Canadian and US GAAP. These disclosures are discussed in note 15.

For fiscal 2009, the Company was no longer subject to previously existing deferral provisions and applied the framework for measuring fair value to all non-financial assets and liabilities, including those that are recognized or disclosed at fair value in the financial statements on a non-recurring basis, and had expanded disclosures to meet these requirements.

The following table presents the Company’s fair value hierarchy for those non-financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2009.

	Carrying Amount of Asset/Liability at December 31,	Quoted Prices in Active Markets for Identical Items	Significant Other Observable Inputs	Significant Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Goodwill	468,814	-	-	468,814

Goodwill is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. An impairment charge of $35.0 million was recorded in the third quarter of 2009. See note 4 for further details on goodwill.

v) Derivative financial instruments

The following table presents the fair values of derivative instruments in the Company's consolidated balance sheet as at December 31, 2009:

(In thousands of Canadian dollars)	Fair Values of Liability Derivative Instruments as at December 31, 2009

	Balance Sheet Location	Fair Value $

Derivative designated as cash flow hedge
Interest rate swap	Other liabilities	2,157

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Other liabilities	270

The following table presents the effect of derivative instruments on comprehensive income for the year ended December 31, 2009. No amount of gains or losses relating to derivative instruments were reclassified from accumulated other comprehensive income (OCI) to income in the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

(In thousands of Canadian dollars)

	Gain (Loss) Recognized in OCI on Derivative (Effective Portion) $

Derivative designated as cash flow hedge
Interest rate swap (net of tax)	1,443

	Gain (Loss) Recognized in Income on Derivatives

	Location $

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Foreign exchange gains (losses)	(10,206)

b) Recently adopted accounting pronouncements

Fair value measurements

Effective January 1, 2009, the Company adopted FASB SFAS No. 157, “Fair Value Measurements” (ASC 820-10/SFAS 157), for non-financial assets and liabilities measured at fair value on a non-recurring basis. ASC 820-10/SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The standard defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this standard, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The prospective adoption of this standard for non-financial assets and liabilities measured at fair value on a non-recurring basis had no effect on the Company's financial position or results of operations except for additional disclosures presented in note 25 (a) (iv).

Effective January 1, 2009, the Company adopted FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC 820-10-65-4/FSP 157-4). Based on this guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with ASC 820-10/SFAS 157. The prospective adoption of this standard had no material effect on the Company's financial position or results of operations.

Business combinations

Effective January 1, 2009, the Company adopted SFAS 141R, “Business Combinations” (ASC 805-10/SFAS 141R). This standard establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The standard also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. The Company was required to adopt this standard prospectively. The adoption of this standard had a material impact on the Company’s financial position and results of operations as disclosed in note 25 (a) (i).

Effective January 1, 2009, the Company adopted FASB FSP FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (ASC 805-20/SFAS 141R-1), which amends the provisions in ASC 805-10/SFAS 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosure for assets and liabilities arising from contingencies in business combinations. The amendment eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in ASC 805-10/SFAS 141R, and instead carries forward most of the provisions in ASC 805-10/SFAS 141R for acquired contingencies. The Company was required to adopt this standard for business combinations completed on or after January 1, 2009. The adoption of this standard had no material effect on the Company's financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Effective January 1, 2009, the Company adopted FASB SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (ASC 810-10-65/SFAS 160). This standard requires all entities to report non-controlling interests as equity in their consolidated financial statements. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. The standard also requires that the transactions between an entity and non-controlling interest be treated as equity transactions. The standard is to be applied prospectively except for the presentation and disclosure requirements; however, the Company did not have non-controlling interests prior to 2009. The adoption of this standard had an impact on the presentation of the Company’s consolidated financial statements as disclosed in note 25 (a) (i) but had no effect on the Company's financial position or results of operations.

Other

Effective January 1, 2009, the Company adopted FASB SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133” (ASC 815-10-65/SFAS 161). This standard applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (ASC 815-10/SFAS 133). ASC 815-10-65/SFAS 161 requires entities to provide greater transparency about how and why they use derivative instruments, how they account for derivative instruments and related hedged items under ASC 815-10/SFAS 133, and how derivative instruments and related hedged items affect their financial position, results of operations, and cash flows. The prospective adoption of this standard had no impact on the Company’s financial position or results of operations but required additional disclosure as presented in note 25 (a) (v).

Effective January 1, 2009, the Company adopted EITF Issue No. 08-6, “Equity Method Investment Considerations” (ASC 323-10/EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The statement addresses issues such as how to determine the initial carrying value of an equity method investment, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee‘s indefinite-lived intangible assets for impairment. The prospective adoption of this standard had no effect on the Company's financial position or results of operations.

Effective January 1, 2009, the Company adopted EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (ASC 350-30/EITF 08-7). ASC 350-30/EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but to hold to prevent its competitors from obtaining access to them. Because these assets are identifiable separately, ASC 350-30/EITF 08-7 requires an acquiring entity to account for them as separate units of accounting. Defensive intangible assets must be recognized at fair value. The prospective adoption of this standard had no material effect on the Company's financial position or results of operations.

Effective January 1, 2009, the Company adopted FASB FSP SFAS No. 115-2 and FAS 124-2, “Recognition and Presentation of Other than Temporary Impairments” (ASC 320-10-65/FSP 115-2 and 124-2). This standard changes existing guidance for determining whether an impairment of debt securities is other than temporary. The standard requires that an entity record an other than temporary impairment when it is more likely than not that the entity will sell or be required to sell a debt security before anticipated recovery of the cost basis. The other than temporary impairment must be separated into the amount that represents the decrease in cash flow expected to be collected from a security (referred to as a credit loss) and the amount related to other factors (referred to as non-credit losses). The entity will recognize only the credit loss of an other than temporary impairment of a debt security in earnings and the non-credit portion in other comprehensive income. When adopting this standard, an entity is required to record a cumulative effect adjustment as of the beginning of the period of adoption to reclassify the non-credit loss component of a previously recognized other than temporary impairment from retained earnings to accumulated other comprehensive income. The prospective adoption of this standard had no material effect on the Company's financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Effective January 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events” (ASC 855-10/SFAS 165). ASC 855-10/SFAS 165 provides rules on the recognition and disclosure for events and transactions occurring after the balance sheet date but before the financial statements are issued or available to be issued. The prospective adoption of this standard had no effect on the Company’s financial position or results of operations other than disclosure of the date through which subsequent events have been evaluated.

Effective September 30, 2009, the Company adopted FASB SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162" (ASC 105-10/SFAS 168). The FASB Accounting Standards Codification is the source of authoritative GAAP that is recognized by the FASB to be applied by non-governmental entities. The rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Although it is not intended to change GAAP, the codification significantly changes the way in which the accounting literature is organized. The adoption of the codification did not have an effect on the Company’s financial position or results of operations. However, because the codification completely replaced existing standards, its adoption affected the way GAAP is referenced by the Company in its consolidated financial statements and accounting policies.

Effective September 30, 2009, the Company adopted FASB Accounting Standards Update (ASU) No. 2009-06, “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities” (ASU 2009-06). This ASU provides additional implementation guidance on accounting for uncertainty in income taxes. The adoption of ASU 2009-06 did not have a material impact on the Company's financial position or results of operations.

Effective December 31, 2009, the Company adopted FASB ASU No. 2010-02, “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—A Scope Clarification” (ASU 2010-02). This ASU addresses implementation issues related to the changes in ownership provisions outlined in "Consolidation—Overall Subtopic" (Subtopic 810-10), which was originally issued as FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements.” ASU 2010-02 also improves the disclosures for fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The Company adopted ASU 2010-02 effective January 1, 2009, and this adoption did not have an impact on its financial position or results of operations.

c) Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810-10/SFAS 167), which changes how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under ASC 810-10/SFAS 167, determining whether a company is required to consolidate an entity will be based on, among other things, the entity’s purpose and design and the company’s ability to direct those activities of the entity that most significantly impact the entity’s economic performance. ASC 810-10/SFAS No. 167 is effective for fiscal years, and interim reporting periods within those fiscal years, beginning after November 15, 2009, and will be adopted by the Company in fiscal 2010. The Company is currently considering the impact of adopting ASC 810-10/SFAS 167 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17), which codifies FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” This ASU represents a revision to former FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on the other entity’s purpose and design and the reporting entity’s ability to direct those activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest entities. This guidance is effective for the Company's consolidated financial statements beginning January 1, 2010. Early application is not permitted. The Company is currently considering the impact of adopting ASU 2009-17 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

In January 2010, the FASB issued ASU No. 2010-05, “Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation” (ASU 2010-05). This ASU codifies EITF Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 states that when evaluating whether a presumption of compensation has been overcome, an entity should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent upon, continued employment. The ASU is effective immediately upon being issued. The Company is currently considering the impact of adopting ASU 2010-05 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU requires new disclosures for transfers in and out of levels 1 and 2 of fair value measurement categories and a description of the reasons for the transfers. This requirement is effective for the Company in the 2010 fiscal year. ASU 2010-06 also requires a separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (level 3). This requirement is effective for the Company in the 2011 fiscal year. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's consolidated financial statements with the exception of additional disclosures.

26.	Subsequent Event

Subsequent events have been evaluated through to February 25, 2010, which is the date the consolidated financial statements were issued.

27.	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
STANTEC INC.

Office Locations

Stantec Inc. 2009 Financial Review

Canada
Calgary, Alberta
Edmonton, Alberta
Lethbridge, Alberta
Medicine Hat, Alberta
Red Deer, Alberta
Abbotsford, British Columbia
Burnaby, British Columbia
Kamloops, British Columbia
Kelowna, British Columbia
Sidney, British Columbia
Surrey, British Columbia
Vancouver, British Columbia
Victoria, British Columbia
Winnipeg, Manitoba
Corner Brook, Newfoundland and Labrador
Happy Valley - Goose Bay, Newfoundland and Labrador
St. John's, Newfoundland and Labrador
Fredericton, New Brunswick
Moncton, New Brunswick
Saint John, New Brunswick
Yellowknife, Northwest Territories
Halifax Area, Nova Scotia
Barrie, Ontario
Burlington, Ontario
Guelph, Ontario
Hamilton, Ontario
Kitchener, Ontario
London, Ontario
North Bay, Ontario
Ottawa, Ontario
Sudbury, Ontario
Toronto Area, Ontario
Windsor, Ontario
Charlottetown, Prince Edward Island
Montreal, Quebec
Regina, Saskatchewan
Saskatoon, Saskatchewan

United States
Birmingham, Alabama
Phoenix, Arizona
Tempe, Arizona
Tucson, Arizona
Bakersfield, California
Fresno, California
Irvine, California
Lafayette, California
Lakewood, California
Los Angeles, California
Los Gatos, California
Modesto, California
Moreno Valley, California
Palm Desert, California
Petaluma, California
Redlands, California
Sacramento, California
San Diego, California
San Francisco, California
San Luis Obispo, California
Thousand Oaks, California
Walnut Creek, California
Denver, Colorado
Fort Collins, Colorado
Hamden, Connecticut
Hartford, Connecticut
Sarasota, Florida
Tampa, Florida
Atlanta, Georgia
Macon, Georgia
Chicago, Illinois
Springfield, Illinois
Indianapolis, Indiana
Jeffersonville, Indiana
Lexington, Kentucky
Louisville, Kentucky
Portland, Maine
Presque Isle, Maine
Scarborough, Maine
Topsham, Maine
Boston, Massachusetts
Northampton, Massachusetts
Westford, Massachusetts
Ann Arbor, Michigan
Detroit, Michigan
Lansing, Michigan
Minneapolis, Minnesota
St. Louis, Missouri
Las Vegas, Nevada
Reno, Nevada
Auburn, New Hampshire
Mount Laurel, New Jersey
Rochelle Park, New Jersey
Toms River, New Jersey
Albany, New York
Binghamton, New York
Hauppauge, New York
Newburgh, New York
New York, New York
Rochester, New York
Charlotte, North Carolina
Raleigh, North Carolina
Winston-Salem, North Carolina
Akron, Ohio
Cincinnati, Ohio
Columbus, Ohio
Logan, Ohio
Sylvania, Ohio
Toledo, Ohio
Portland, Oregon
West Chester, Pennsylvania
Philadelphia, Pennsylvania
Plymouth Meeting, Pennsylvania
Pittsburgh, Pennsylvania
Charleston, South Carolina
Georgetown, South Carolina
Nashville, Tennessee
Arlington, Texas
Dallas/Fort Worth, Texas
Houston, Texas
Midland, Texas
Salt Lake City, Utah
North Springfield, Vermont
South Burlington, Vermont
Leesburg, Virginia
Redmond, Washington
Seattle, Washington
Buckhannon, West Virginia
Charleston, West Virginia

International
St. Michael, Barbados
Panama City, Panama
Guaynabo, Puerto Rico
Port of Spain, Republic of Trinidad and Tobago

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.